Exhibit 77C

Alliance Quasar Fund, Inc.
811-1716

A Special Meeting of Shareholders of Alliance Quasar Fund, Inc. Was held on July 6, 1998. A description of each proposal and number of shares voted at the meeting are as follows:


1.  To Elect Directors:			Shares Voted For		Withheld Authority
     Class Three Directors
     (Term Expires 2000)

	John D. Carifa			42,871,209			61,9837
	Ruth Block			42,856,103			634,943
	David H. Dievler		42,862,929			628,117
	John H. Dobkin		42,851,688			639,357
	William H. Foulk, Jr.		42,856,888			634,158
	James M. Hester		42,852,220			638,826
	Clifford L. Michel		42,861,336			629,710
	Donald J. Robinson		42,837,605			653,441

2.  To Ratify the selection of
      Ernst & Young LLP as the		Share 		Shares Voted		Shares
      Fund's independent auditors	Voted For	Against		Abstained
      for the Fund's fiscal year
      ending September 30, 1998.	42,483,515	292,314		715,113